Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-218209

September 15, 2017

QuintilesIMS Announces Pricing of Secondary Public Offering

Danbury, Conn. & Research Triangle Park, NC, September 15, 2017 – Quintiles IMS Holdings, Inc. (“QuintilesIMS”) (NYSE: Q) announced today the pricing of an underwritten, secondary public offering of 9,000,000 shares of its common stock by certain of its existing stockholders, including affiliates of TPG Global, LLC, CPP Investment Board Private Holdings, Inc., investment funds associated with Bain Capital Investors, LLC, and Leonard Green & Partners, L.P. (the “Selling Stockholders”) at a price to the public of $95.25 per share. QuintilesIMS intends to repurchase from the underwriter 4,000,000 shares.

QuintilesIMS is not offering any stock in this transaction and will not receive any proceeds from the sale of the shares by the Selling Stockholders in the offering. QuintilesIMS’s per-share purchase price for the repurchased shares will be the same as the per-share purchase price payable by the underwriter to the Selling Stockholders. QuintilesIMS expects to fund the repurchase with cash on hand and borrowings from its revolving credit facility.

Goldman Sachs & Co. LLC is acting as the sole underwriter for the offering.

The offering, including the repurchase, is expected to close on September 19, 2017, subject to customary closing conditions.

An automatic shelf registration statement (including a prospectus) relating to the offering of common stock was filed with the Securities and Exchange Commission (SEC) on May 24, 2017 and became effective upon filing. Before you invest, you should read the registration statement, prospectus, prospectus supplement and other documents QuintilesIMS has made available with the SEC for information about QuintilesIMS and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus and accompanying prospectus supplement may be obtained from: Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: (212) 902-1171, facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About QuintilesIMS

QuintilesIMS (NYSE: Q) is a leading integrated information and technology-enabled healthcare service provider worldwide, dedicated to helping its clients improve their clinical, scientific and commercial results. Formed through the merger of Quintiles Transnational Holdings Inc. and IMS Health Holdings, Inc., QuintilesIMS’s approximately 50,000 employees conduct operations in more than 100 countries. Companies seeking to improve real-world patient outcomes through treatment innovations, care provision and access can leverage QuintilesIMS’s broad range of healthcare information, technology and service solutions to drive new insights and approaches. QuintilesIMS provides solutions that span clinical to commercial, bringing customers a unique opportunity to realize the full potential of innovations and advanced healthcare outcomes.

Contact:

QuintilesIMS

Media Relations:

Tor Constantino, +1-484-567-6732

tor.constantino@quintilesims.com

or

Investor Relations:

Andrew Markwick, +1-973-257-7144

andrew.markwick@quintilesims.com